FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March 2010

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Attached hereto is Registrant’s press release dated March 3, 2010 announcing that Registrant has been chosen by service provider Satcom Systems Ltd. (TASE:STCM) to provide a SkyEdge II broadband satellite network to serve several hundred sites throughout Africa.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated March 4, 2010	By: /s/ Rachel Prishkolnik
Rachel Prishkolnik
Corporate Secretary

Gilat chosen by Satcom Systems to deliver a SkyEdge II network for broadband Internet connectivity in Africa

--Network will serve enterprises and cyber cafés at hundreds of sites--

Petah Tikva, Israel, March 3, 2010 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced it has been chosen by service provider Satcom Systems Ltd. (TASE:STCM) to provide a SkyEdge II broadband satellite network to serve several hundred sites throughout Africa.

The new network, comprising a SkyEdge II hub located in Germany and hundreds of VSATs, will enable Satcom Systems to expand its services in West Africa. Satcom Systems is launching a new service, “Ku Plus” on Intelsat's IS-14 satellite, using the SkyEdge II platform, and will offer high quality broadband Internet connectivity to small and medium enterprises (SMEs) in West Africa. The SkyEdge II network will deliver a wide range of interactive data applications, including VoIP, video conferencing and virtual private networks.

Satcom Systems is a leading service provider to customers operating beyond the reach of traditional telecom networks. For more than a decade, Satcom Systems has deployed VSAT networks from Gilat Satellite Networks Ltd. to fulfill a wide range of customer requirements. With products and solutions deployed in over 60 countries worldwide, Satcom Systems provides high quality, cost-effective and efficient communication services to governments, enterprises and consumers wherever they are.

“We determined that SkyEdge II delivers superior space-segment efficiency, while at the same time enabling us to provide a highly effective, dependable solution to our customers,” said Daniel Schapiro, VP Sales Africa for Satcom Systems. “SkyEdge II’s low total cost of ownership allows us to broaden our scope to serve new markets, including the fast-growing African SME segment.”

Aharon Fuchs, Regional VP Sales, Europe, for Gilat Network Systems, said, “SkyEdge II is well-suited to help Satcom Systems deliver reliable, high-performance Internet services and to meet the complex networking requirements of its enterprise clients. The ability of SkyEdge II to help Satcom  Systems serve the needs of both African corporate clients and cyber cafes is the latest example of the broad appeal of our products worldwide.”

Gilat’s SkyEdge II is a multi-service platform enabling the delivery of high-quality voice, broadband data and video services for diverse environments including enterprises, rural networks, cellular backhaul and government network applications. SkyEdge II is a standards-based system using DVB-S2 and DVB-RCS. With better efficiencies and full adaptivity for both the inbound and outbound channels, it provides higher performance that serves the growing requirements of end-users. Gilat's diverse portfolio of SkyEdge II VSATs are all supported by a unified platform, offering service providers the most suitable product for their application needs as well as the flexibility to evolve their networks. The newest addition to Gilat’s SkyEdge II portfolio is NetEdge™, a dedicated solution for multi star networks, specifically designed to meet the needs of corporations and cellular backhaul applications.

About Satcom Systems
Based in Israel, Satcom Systems is a leading provider of fixed and mobile communication services to government agencies, enterprises and consumers in more than 60 countries worldwide. The Company delivers advanced fixed and mobile satellite communication solutions to customers operating beyond the reach of traditional telecommunications networks. For more information, please visit www.gilat.net.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems, a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., a provider of managed services in North America to the business and government segments; and (iii) Spacenet Rural Communications, a provider of rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets a full line of high-performance VSATs under the SkyEdge™ and SkyEdge II Product Family.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Kim Kelly, Phone: +972-3-925-2406, Email: Kimk@gilat.com